UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
AMENDMENT NO. 1
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the Transition Period From                      to
Commission File Number 1-8520
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET
P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION
Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4-10

(b) Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2008	11

(c) Signatures

Signatures	12

(d) Consent of Independent Registered Public Accounting Firm

Exhibit 23 - Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of and
Administrator of the
Terra Industries Inc. Employees’ Savings and Investment Plan
We have audited the accompanying statement of net assets available for benefits of the Terra Industries Inc. Employees’ Savings and Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
BROWN SMITH WALLACE, L.L.C.
Saint Louis, Missouri
June 23, 2009

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments, at fair value (Note E)	$110,699,856	$161,914,580

Receivables:
Securities sold	6,866	1,369,974

Total assets	110,706,722	163,284,554

LIABILITIES:
Securities purchased	(6,866)	(1,259,222)

Net assets available for benefits, at fair value	110,699,856	162,025,332

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,959,118	116,015

NET ASSETS AVAILABLE FOR BENEFITS	$112,658,974	$162,141,347

See accompanying notes to the financial statements

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,937,374	$1,569,135
Net change in fair value of investments	(49,080,819)	36,878,654

Total investment income (loss)	(47,143,445)	38,447,789

Contributions:
Employer	2,190,823	1,845,380
Participant	5,556,629	4,746,901

Total contributions	7,747,452	6,592,281

Total	(39,395,993)	45,040,070

Deductions from net assets attributed to:
Benefit payments	9,993,191	11,553,511
Administrative expenses	93,189	118,405

Total	10,086,380	11,671,916

Net increase (decrease)	(49,482,373)	33,368,154

Net assets available for benefits:
Beginning of year	162,141,347	128,773,193

End of year	$112,658,974	$162,141,347

See accompanying notes to the financial statements

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
A.	DESCRIPTION OF PLAN
The following description of the Terra Industries Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document for more complete information.
General — The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (“Terra”) and eligible subsidiaries and affiliates (collectively, the “Company”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is administered by the Benefits Committee (the “Committee”) of the Company.
Participation — All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter. Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Contributions — Each year participants may contribute a maximum before-tax, after-tax and Roth 401(k) combined deferral of 25% as defined by the Plan, subject to certain Internal Revenue Code limitations. The Roth 401(k) deferral contribution was added to the plan effective June 11, 2007. Participants direct their contributions into various investment options offered by the Plan. Effective January 1, 2005, highly compensated employees were not eligible to make after-tax contributions.
The Company contributes a matching amount determined by its Board of Directors, equal to 100% of the participants’ contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Prior to January 1, 2006, employer contributions for participants not fully vested in the Plan were automatically invested in the Terra Industries Inc. Common Stock Fund. The Plan was amended effective January 1, 2005 so that all employees with at least one hour of service on or after January 1, 2005 are fully vested in employer matching contribution balances and all employer matching contributions could be invested in any of the Plan’s investment options at the participant’s discretion.
Employees hired on or after July 1, 2003, employees rehired on or after August 1, 2003, and employees who selected the one-time irrevocable election to stop accruing benefits under the Terra Industries Inc. Employees’ Retirement Plan in exchange for future non-elective contributions receive non-elective contributions from Terra of 3.2% of eligible earnings. Prior to 2006, fully vested participants could elect to invest the contributions made by the Company into one or more of the available investment options and non-elective employer contributions for participants not fully vested in the Plan were automatically invested in the Terra Industries Inc. Common Stock Fund. Effective January 1, 2006 the Plan was amended to state that non-elective contributions shall not be automatically invested in the Employer stock fund, but instead shall be invested under the same direction as a Participant’s Pre-tax Savings Account, After-Tax Contribution Account, Employer Matching Contributions Account and Rollover Account, regardless of whether or not the participant is fully vested.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Effective January 31, 2008 the plan was amended to state that a participant shall not be permitted to transfer any assets into the Terra Industries Inc. Common Stock Fund if such a transfer would cause the value of the participant’s account invested in the fund to exceed 20 percent of the total value of the employee’s account. A participant whose account was totally or partially invested in the Terra Industries Inc. Common Stock Fund immediately prior to the incorporation of this restriction was not required to transfer funds pursuant to this amendment.
The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2008 or 2007. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $53,661 and $20,187 in 2008 and 2007, respectively.
Vesting — Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. Effective January 1, 2005, the Plan was amended so that employer matching contributions vest at 100% for participants with at least one hour of service on or after January 1, 2005. Employer non-elective contributions continue to vest ratably over five years of service.
Participant Loans — Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2008, interest rates on outstanding loans ranged from 5.25% to 11%. Principal and interest is paid ratably through payroll deductions. Participant loans totaled $2,888,433 and $3,067,605 for the years ended December 31, 2008 and 2007, respectively.
Payment of Benefits — Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability. Benefits are recorded when paid.
B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, except for benefits, which are recorded when paid.
As described in Financial Standards Board Staff Position, FSB AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
Investment Valuation and Income Recognition — The Plans’ investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Terra Industries Inc. common stock fund is valued at its year-end closing price (comprised of year-end quoted market price plus uninvested cash). Common collective trusts are valued at fair value as determined by the trustee based on the underlying assets of the trust. Participant loans are valued at cost, which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Investment transactions are recognized on a trade-date basis.
Benefits Payable — The Plan’s policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2008 and 2007.
Administrative Expenses — Administrative expenses are comprised of charges relating to routine services provided by the Plan’s trustee and recordkeeping agent and fees associated with the annual audit of the Plan’s financial statements. Administrative expenses are charged directly to related investment funds.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
C.	PLAN TERMINATION
Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
D.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
E.	INVESTMENTS
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy given the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:
Level 1	— Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	— Inputs to the valuation methodology include:
•	Quoted prices for similar assets in active markets;
•	Quoted prices for identical or similar assets in inactive markets;
•	Inputs other than quoted prices that are observable for the asset;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.
Level 3	— Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at net asset value of shares held by the plan reported on the active market for which the fund is traded.
Common stock: Valued at the closing price reported on the active market for which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
Common collective trusts: Valued at reported net asset value, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3
Mutual funds	$55,880,329	$—	$—
Common collective trusts	—	42,380,344	—
Common stock	11,509,868	—	—
Participant loans	—	—	2,888,433

Total Assets at Fair Value	$67,390,197	$42,380,344	$2,888,433

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assts for the year ended December 31, 2008:

Fair Value
Measurements Using
Significant
Unobservable Inputs
(Level 3)
Participant loans
Beginning Balance	$3,067,605
Total gains or losses (realized and unrealized) included in changes in net assets	—
Purchases, sales, issuances and settlements (net)	(179,172)

Ending Balance	$2,888,433

The Plan’s investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan’s net assets.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	December 31,
	2008	2007
Investments at Fair Value as Determined by Quoted Market Price

Terra Industries Inc. Common Stock Fund	$11,509,868	$34,422,924

Mutual Funds:
Dodge & Cox Stock Fund	6,210,176	11,208,624
American Funds Growth Fund of America	9,396,336	15,920,008
Vanguard Wellington Fund	10,944,924	15,896,513
ABN AMRO Mid Cap	—	9,799,284

Investments at Contract Value

Wells Fargo Collective Stable Return Fund	34,983,527	33,374,942
Wells Fargo Collective/BGI S&P 500 Index High Balance	8,352,372	8,352,372
During 2008 and 2007, the Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2008	2007
Net appreciation (depreciation) in fair value of investments:
Investments at Fair Value as Determined by Quoted Market Price
Terra Industries Common Stock Fund	$(19,855,419)	$29,909,512
Mutual funds	(27,851,045)	4,673,252

Net change in fair value	(47,706,464)	34,582,764

Investments at Contract Value
Common collective trusts	(1,374,355)	2,295,890

Net (depreciation) appreciation in fair value of investments	$(49,080,819)	$36,878,654

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS — Continued
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
F.	RELATED PARTY TRANSACTIONS
Plan investments include the Terra Industries Inc. Common Stock Fund which holds 690,454 shares of Terra Industries Inc. Common Stock with a fair value of $11,509,868 and 388,740 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $389,327 at December 31, 2008. At December 31, 2007 it held 720,748 shares of Terra Industries Inc. Common Stock with a fair value of $34,422,924 and 1,628,950 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $1,630,797. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
PN 333
EIN #52-1145429
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	Column C
Column B	Description of investment including	Column E
Identity of issue, borrower,	collateral, rate of interest, maturity date,	Current
lessor or similar party	par or maturity value	Value

Common collective trusts:
*Wells Fargo	Collective Stable Return — 3,654,013.680 shares	$34,983,527
*Wells Fargo	Collective/BGI S&P 500 Index High Balance — 123,704.300 shares	5,048,372
*Wells Fargo	Short Term Investment Fund — 388,740.320 shares	389,327

Mutual funds:
PIMCO Funds	Total Return Fund — 696,223.572 shares	7,059,707
American Funds	Growth Fund of America — 462,418.087 shares	9,396,336
Vanguard	Vanguard Wellington — 448,011.641 shares	10,944,924
Lord Abbett	Mid-Cap Value — 203,277.958 shares	2,120,189
Dodge & Cox	Stock Fund — 83,503.784 shares	6,210,176
Davis	New York Venture — 44,677.381 shares	1,055,280
American Funds	Europacific Growth — 160,497.710 shares	4,423,317
ABN AMRO	Mid Cap — 355,745.173 shares	5,595,872
*Wells Fargo	Small Cap Opportunities — 206,816.886 shares	4,378,313
*Wells Fargo	Dow Jones Target Today Fund — 117,076.359 shares	1,114,567
*Wells Fargo	Dow Jones Target 2010 Fund — 111,536.041 shares	1,228,012
*Wells Fargo	Dow Jones Target 2020 Fund — 132,046.876 shares	1,435,350
*Wells Fargo	Dow Jones Target 2030 Fund — 31,714.834 shares	450,739
*Wells Fargo	Dow Jones Target 2040 Fund — 44,146.867 shares	467,547

Common stock:
*Terra Industries Inc.	Common stock — 690,454 shares	11,509,868

Loans:
*Loans to Participants	Principal balance of $2,888,433 bearing interest rates ranging from 5.25% to 11% and maturing from April 2009 to February 2027	2,888,433

		$110,699,856

*	Party-In-Interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Date: June 26, 2009	By:	/s/ Daniel D. Greenwell
Daniel D. Greenwell, Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23 —	Consent of Independent Registered Public Accounting Firm